

November 28, 2011

Via E-mail
Ms. Barbara Russell
Chief Financial Officer
TOR Minerals International, Inc.
722 Burleson Street
Corpus Christi, Texas 78402

      Re: **TOR Minerals International, Inc.**
             Form 10-K for the fiscal year ended December 31, 2010
             Filed March 24, 2011
             Definitive Proxy Statement on Schedule 14A
             Filed April 4, 2011
             File No. 0-17321

Dear Ms. Russell:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ John Cash

                               John Cash
                               Accounting Branch Chief